UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12074

STONE ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

500 Dallas Street, Suite 2000

Houston, Texas 77002

(713) 328-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

Warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*On May 10, 2018, immediately following the merger of Sailfish Merger Sub Corporation with and into Stone Energy Corporation (“Stone”), with Stone surviving the merger as a direct wholly owned subsidiary of Talos Energy Inc., Stone was converted into a Delaware limited liability company (the “Conversion”) and renamed Talos Petroleum LLC (“Talos Petroleum”). This Form 15 is being filed by Talos Petroleum as successor to Stone following the Conversion.

Pursuant to the requirements of the Securities Exchange Act of 1934, Talos Petroleum LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Talos Petroleum LLC

Date: June 5, 2018	By:	/s/ William S. Moss III
	Name:	William S. Moss III
	Title:	Executive Vice President, General Counsel and Secretary